

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

6th May 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information two notifications which we have sent to the UK Listing Authority on 5th May 2005 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

Encl

Regulatory Announcement

Go to market news section



Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Result of AGM
Released	14:18 05-May-05
Number	9382L

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

Result of AGM

Please be advised that at the Annual General Meeting of the Company held today, all resolutions as set out in the Notice of Annual General Meeting dated 1st April 2005 were duly passed.

A V SEBASTIAN, Matheson & Co., Limited,
London Secretaries of Jardine Matheson Holdings Limited

Date of notification – 5 MAY 2005

www.jardines.com

END

Close

Regulatory Announcement



Go to market news section

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Result of SGM
Released	14:24 05-May-05
Number	9387L

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

Result of SGM

Please be advised that at the Special General Meeting of the Company held today, the ordinary resolution as set out in the Notice of Special General Meeting dated 1st April 2005 was duly passed.

A V SEBASTIAN, Matheson & Co., Limited,
London Secretaries of Jardine Matheson Holdings Limited

Date of notification – 5 MAY 2005

www.jardines.com

END

Close